02021929

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47198

RECEIVED MAY 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Macquarie Equities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 22nd Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Adams — (212)548-6525 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Wendy Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Equities (USA) Inc. ,as of

March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

GEORGE L. BISCHOF
Notary Public, State of New York
No. 02BI6069511
Qualified in Westchester County
Commission Expires Feb. 4, 2006

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditors report on internal accounting control.
- ■ (p) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 2410.17a-5(e)(3).*

Macquarie Equities (USA) Inc.

Statement of Financial Condition
March 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Macquarie Equities (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Equities (USA) Inc. (the "Company") at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 26, 2002

Macquarie Equities (USA) Inc.
Statement of Financial Condition
March 31, 2002

Assets	
Cash and cash equivalents	$ 2,531,505
Cash segregated for the exclusive benefit of customers	250,000
Receivables from affiliate	1,368,636
Deposits with and receivable due from clearing broker	176,770
Other assets	19,597
Total assets	$ 4,346,508
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 416,921
Payable to affiliates	1,091,447
Income taxes payable	325,486
Total liabilities	1,833,854
Stockholder's equity	
Common stock - $.01 par value - 1,000,000 shares authorized; 150,000 shares issued and outstanding	1,500
Additional paid-in capital	648,500
Retained earnings	1,862,654
Total stockholder's equity	2,512,654
Total liabilities and stockholder's equity	$ 4,346,508

The accompanying notes are an integral part of this financial statement.

1. **Organization and Description of the Business**

Macquarie Equities (USA) Inc. (the "Company") is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Bank Limited, an investment bank operating in Sydney, Australia.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is acting as a broker of Australian securities and to a lesser extent U.S. securities. The Company's transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors.

2. **Summary of Significant Accounting Policies**

Cash equivalents
The Company considers investments in a money market account to be cash equivalents. At March 31, 2002 substantially all the Company's cash was held at one major financial institution.

Cash segregated for the exclusive benefit of customers
Cash segregated for the exclusive benefit of customers has been deposited in a special reserve account in accordance with SEC Rule 15c3-3.

Deposits with and receivable due from clearing broker
Receivable from clearing broker represents amounts deposited with the clearing broker in addition to certain fees receivable that are remitted to the Company on a monthly basis.

Income taxes
The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are provided for under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission income
The Company executes and clears U.S. securities transactions through an unaffiliated clearing broker. The Company receives commissions, as defined within the executed clearing agreement, for securities transactions introduced by the Company to the clearing broker on a fully disclosed basis. The Company is required to maintain a minimum deposit of $150,000 at the clearing broker which is required to be returned to the Company within 30 days after the termination of the clearing agreement.

3. Related Party Transactions

The Company executes and clears all Australian securities transactions through an affiliate broker-dealer in Australia. In addition, the Company has a formal agreement with the affiliated broker-dealer whereby the affiliate receives all commissions on securities transactions and the Company receives from the affiliate an amount equal to 110% of the sum of all costs incurred by the Company, exclusive of interest and taxes, in the conduct of its business as a broker-dealer as consideration for exclusively utilizing the execution and settlement services of the affiliated party. Payments to the Company are remitted on a monthly basis. Included in receivable from affiliate at March 31, 2002, is $1,368,636 related to service fees receivable in connection with this agreement.

Pursuant to a management and personnel services arrangement with the Parent, the Parent provides the Company with the personnel to perform certain management, administrative and clerical services and makes available the use of certain property and facilities. Included in payables to affiliates is $153,119 related to such services. In addition as of March 31, 2002 the Company has a payable in the amount of $938,328 related to expenses paid on behalf of the Company by affiliates.

4. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. The Company introduces its customers to clearing the brokers for execution and clearance in accordance with the terms of the clearance agreements. In the normal course of business the Company's clearing brokers are exposed to risk of loss on customers transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

5. Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under the alternative method for determining minimum net capital under paragraph (f) of SEC Rule 15c3-1, under which the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in accordance with the Computation for Determination of Reserve Requirements (SEC Rule 15c3-3). At March 31, 2002, the Company had net capital of $1,124,421, which was $874,421 in excess of its required net capital of $250,000.